AM 3-8-2005

05036823

SE[illegible] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 14716

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VeraVest Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Lincoln St
(No. and Street)

Worcester (City) MA (State) 01653 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Reardon (508) 855-4740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

RECEIVED
185 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

OATH OR AFFIRMATION

I, Michael A. Reardon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VeraVest Investments, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN C. HELBING
Notary Public
Commonwealth of Massachusetts
My Commission Expires Nov 13, 2009

Michael A. Reardon
Signature

President and Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

December 31, 2004 and 2003
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
VeraVest Investments, Incorporated:

In our opinion, the accompanying balance sheets and the related statements of income, of changes in stockholder's equity and of cash flows that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of VeraVest Investments, Incorporated at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

VeraVest Investments, Incorporated is a member of a group of affiliated companies and, as disclosed in the accompanying financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audits were conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2005

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

Statements of Financial Condition
December 31,

	2004	2003
Assets		
Cash and cash equivalents	$ 253,644	$ 6,828,065
Cash segregated under federal and other regulations	25,000	212,333
Investments at market value (cost of $5,697,069 and $10,958,741)	5,714,586	11,150,086
Commission income receivable, net	70,483	1,267,824
Receivable for marketing fees	-	214,305
Accrued investment income	98,196	146,699
Deferred federal income taxes	775,804	48,693
Income tax recoverable	217,410	4,420,814
Deposits with clearing brokers	55,000	55,000
	$ 7,210,123	$24,343,819
Liabilities		
Commissions and bonuses payable	$ 42,911	$ 2,066,560
Accounts payable and accrued expenses, including $1,276,622 and $5,908,490 due to affiliates	1,524,905	8,063,501
	1,567,816	10,130,061
Contingencies (Note 7)		
Stockholders' Equity		
Common stock, $10 par value; 15,000 shares authorized; 953 shares issued and outstanding	9,530	9,530
Additional paid-in capital	15,404,147	21,404,147
Retained deficit	(9,771,370)	(7,199,919)
	5,642,307	14,213,758
	$ 7,210,123	$ 24,343,819

The accompanying notes are an integral part of these financial statements.

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

Statements of Income
For the Years Ended December 31,

	2004	2003
Revenues		
Commissions	$ -	$ 4,867,644
Dealer concessions	739,816	51,152,470
Distribution fees	7,133,570	24,179,604
Marketing fees	26,823	10,185,474
Investment income	337,957	391,158
Realized investment gains (losses)	101,576	(249,159)
Unrealized investment (losses) gains	(173,828)	91,943
	8,165,914	90,619,134
Expenses		
Commissions and bonuses	7,327,446	60,916,742
Agency expenses	375,848	4,091,126
Administrative service fees charged by affiliates	5,866,306	40,769,593
Breakpoint discount accrual	(1,536,674)	2,081,000
Other expenses	23,529	881,265
	12,056,455	108,739,726
Loss before income taxes	(3,890,541)	(18,120,592)
Income tax benefit		
Current	(591,979)	(6,002,086)
Deferred	(727,111)	(297,624)
	(1,319,090)	(6,299,710)
Net loss	$ (2,571,451)	$(11,820,882)

The accompanying notes are an integral part of these financial statements.

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2002	9,530	1,404,147	4,620,963	6,034,640
Contribution From Parent	-	20,000,000	-	20,000,000
Net loss	-	-	(11,820,882)	(11,820,882)
Balances at December 31, 2003	$ 9,530	$ 21,404,147	$ (7,199,919)	$ 14,213,758
Dividend To Parent	-	**(6,000,000)**	-	**(6,000,000)**
Net Loss	-	-	**(2,571,451)**	**(2,571,451)**
Balances at December 31, 2004	**9,530**	**15,404,147**	**(9,771,370)**	**5,642,307**

The accompanying notes are an integral part of these financial statements.

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

Statements of Cash Flows
For the Years Ended December 31,

	2004	2003
Cash flows from operating activities		
Net loss	$ (2,571,451)	$ (11,820,882)
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized investment (gains) losses	(101,576)	249,159
Net unrealized appreciation (depreciation) of investments	173,828	(91,943)
Impairment of capitalized technology	-	591,420
Impairment of deposits with clearing brokers	-	10,000
Deferred federal income taxes	(727,111)	(297,624)
Amortization, net	98,392	256,696
Change in accrued investment income	48,503	(111,390)
Change in commission income receivable	1,197,341	2,930,265
Change in receivable for marketing allowance	214,305	605,823
Change in income tax recoverable/payable	4,203,404	(4,864,859)
Change in commissions and bonuses payable	(2,023,649)	(5,508,785)
Change in accounts payable and accrued expenses	(6,538,596)	6,888,658
Proceeds from sale and maturities of investments	5,264,856	110,616,605
Purchase of investments	-	(120,282,344)
Net cash used in operating activities	(761,754)	(20,829,201)
Cash flows from financing activities		
Capital contributed from parent	-	20,000,000
Dividend to parent	(6,000,000)	-
Net cash (used in) provided by financing activities	(6,000,000)	20,000,000
Net decrease in cash and cash equivalents	(6,761,754)	(829,201)
Cash and cash equivalents at beginning of year	7,040,398	7,869,599
Cash and cash equivalents at end of year	$ 278,644	$ 7,040,398
Supplemental Cash Flow Information		
Income tax net refunds	$ 4,795,383	$ 670,423

The accompanying notes are an integral part of these financial statements.

1. Organization

VeraVest Investments, Incorporated (the "Company"), a wholly-owned subsidiary of Allmerica Financial Life Insurance and Annuity Company (the "Parent", or "AFLIAC"), is a registered broker-dealer incorporated in Massachusetts for the purpose of selling variable annuities, variable life insurance, mutual funds, direct participation programs and brokerage services for debt and equity securities. Prior to December 31, 2002, the Parent was a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("FAFLIC"), a stock life insurance company, which was a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). On December 31, 2002, AFLIAC became a direct subsidiary of AFC, as well as the immediate parent of FAFLIC.

Effective January 3, 2003, the Company changed its name from Allmerica Investments, Inc. to VeraVest Investments, Inc.

The Company was responsible for the distribution of proprietary variable annuities and variable life insurance products issued by AFLIAC and FAFLIC and third-party investments and insurance and retirement savings products to individuals. On or about September 27, 2002, AFLIAC and FAFLIC ceased issuing new variable annuity and variable life insurance products. Subsequently, the Company's registered representatives' primary focus was the distribution of non-proprietary investment and insurance products issued by certain preferred carriers. Included in the Company's results of operations in 2004 and 2003 were $6,267,711 and $10,143,726, respectively, of distribution fees and commission expense in equivalent amounts for the processing of proprietary insurance products for AFLIAC and FAFLIC. Fees and commissions related to proprietary products in future periods will reflect renewal business only. On October 27, 2003 VeraVest ceased retail sales. See Note 3 for details.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Clearing and Settlement of Brokerage Transactions – Unit investment transactions and certain initial new client purchases of mutual funds were cleared by the Company. All other securities transactions were cleared by National Financial Services Corporation ("NFSC"). NFSC also provides administrative services for brokerage transactions initiated by the agency field force.

Off-balance sheet risk may have existed to the extent that accounts introduced to the clearing broker may have resulted in a loss to the Company if not performed timely. At December 31, 2004, the Company was not aware of any such losses. The loss would be limited to the change in the price of the related security if it had to be liquidated.

Cash and Cash Equivalents - Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

The Company operates pursuant to Securities and Exchange Commission Customer Protection Rule (15c3-3), which requires free credit balances of customers be segregated from the operating accounts of the broker dealer in a separate reserve bank account for the benefit of customers only.

Valuation of Investments – In accordance with the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, ("Statement No. 115"), the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Fixed maturities are classified as trading. Trading securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in the statements of income. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Fixed maturities that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received. Realized investment gains and losses are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary decline in value of a specific investment is deemed to have occurred, the Company reduces the cost basis of the investment to fair value. This reduction is permanent and is recognized as a realized investment loss.

2. Summary of Significant Accounting Policies (continued)

Capitalized Software – In accordance with the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"), the Company was required to capitalize certain costs incurred in developing internal-use computer software. Amortization was provided for using the straight-line method over the estimated useful lives of the related assets, which generally ranged from 3 to 5 years. During 2003, the Company recognized $136,476 of amortization related to these costs. In September 2003, the Company impaired the remaining asset balance of $591,420 resulting from the decision to cease retail sales.

Revenue Recognition – Commissions, dealer concessions and distribution fees earned (and related expenses) from the distribution and sales of mutual fund shares and other securities are recorded on a trade date basis. Marketing fees, which are based on a percentage of sales, are recorded when earned. Dividend and interest income is recorded on an accrual basis.

Intercompany Cost Arrangements - The Company has agreements under which FAFLIC and affiliates provide management, facilities and other administrative services. Reimbursement for such services is based on costs incurred by FAFLIC and affiliates. The amounts are reflected in the Statements of Income as administrative service fees charged by affiliates. Effective January 1, 2005, FAFLIC will no longer charge the Company for these costs. (See footnote 3)

Federal Income Taxes – The Company is included in the consolidated federal income tax return of AFC. Under the written tax-sharing agreement, federal income taxes are calculated as if the Company had filed its return on a separate company basis, to the extent the Company generates pre-tax income. For periods in which pre-tax losses are incurred by the Company and are utilized by the consolidated group, the Company will reflect related tax benefits as current recoverables. Any losses not utilized by the consolidated group are recognized as deferred tax assets in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("Statement No. 109"). Statement No. 109 requires an asset and liability approach in accounting for income taxes. Deferred federal income taxes are generally recognized when assets and liabilities have different values for financial statement and income tax purposes.

Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Related Parties

Administrative service fees charged by affiliates consist of the following for the years ended December 31:

	2004	2003
Compensation and benefits	$ 3,250,183	$ 26,257,207
Marketing	7,000	1,040,416
Computer processing	404,631	1,964,358
Travel	183,386	1,376,409
Rent	383,462	5,860,232
Supplies	46,568	723,337
Printing	64,574	370,688
Agency field expenses	229,504	631,860
Other	1,296,998	2,545,086
	$ 5,866,306	$ 40,769,593

In 2002, the Company entered into an arrangement with an affiliate to process certain variable product transactions for a nominal administrative fee. Total revenue of $7,369 and $250,006 for 2004 and 2003, respectively, related to these transactions is reflected in the Statements of Income "Distribution fees" caption, while the related expenses of $7,000 and $237,505 for 2004 and 2003 respectively is reflected in "marketing" costs noted above. In 2003, the Company entered into an arrangement with certain affiliates to receive a commission for additional contributions to proprietary products. This commission totaled $26,823 and $1,636,020 for 2004 and 2003 respectively. This agreement was terminated in October 2003 when the Company ceased retail sales, as discussed below. The $26,823 received in 2004 was a result of residual payments received in the first quarter.

Beginning in June 2003, certain distribution costs, previously retained by AFLIAC were allocated to the Company. Largely, as a result of this reallocation, the Company received capital contributions totaling $20,000,000. Due to cessation of business in 2003, the distribution costs that were allocated from AFLIAC were greatly reduced. As a result, the Company was able to pay a dividend of $6,000,000 to AFLIAC. Due to the substantially complete elimination of these costs incurred by AFLIAC, effective January 1, 2005 these costs will no longer be allocated to the Company.

On October 27, 2003, the Company ceased retail sales of non-proprietary products. In the fourth quarter of 2003, FAFLIC, an affiliate of the Company, incurred a pre-tax charge of $21.9 million for severance and other expenses related to exiting the broker-dealer business. FAFLIC has elected to retain all costs related to this restructuring.

4. Investments

The Company accounts for its investments in fixed maturities, all of which are classified as trading, in accordance with Statement No. 115.

The amortized cost and fair value by maturity periods for trading fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.

	For the Year Ended December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Treasury securities and U.S. government and agency securities:				
Due after one year through five years	$ 4,826,538	$ -	$ 53,092	$ 4,773,446
Due after five years through ten years	247,269	18,678	-	265,947
Corporate fixed maturities:				
Due after one year through five years	623,262	51,931	-	675,193
	$ 5,697,069	$ 70,609	$ 53,092	$ 5,714,586

4. Investments (continued)

	For the Year Ended December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Treasury securities:				
Due after one year through five years	$ 5,029,721	$ -	$ 35,098	$ 4,994,623
Due after five years through ten years	4,521,080	21,616	14,815	4,527,881
Corporate bonds:				
Due in one year or less	508,050	11,280	-	519,330
Due after five years through ten years	899,890	208,362	-	1,108,252
	$ 10,958,741	$ 241,258	$ 49,913	$ 11,150,086

The following table provides information about the Company's fixed maturities that have been continuously in an unrealized loss position at December 31, 2004 and 2003:

For the Years Ended December 31,	2004		2003	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Investment grade fixed maturities :				
0-6 months	$ 48,044	$ 4,628,743	$ 26,183	$ 8,529,301
7-12 months	-	-	23,730	724,688
Greater than 12 months	5,048	144,703	-	-
Total investment grade fixed maturities	53,092	4,773,446	49,913	9,253,989

4. Investments (continued)

The investment grade fixed maturities with gross unrealized losses are obligations of the U.S. Treasury and U.S. Government and agency securities. The Company employs a systematic methodology to evaluate declines in fair values below amortized cost for all investments. The methodology utilizes a quantitative and qualitative process ensuring that available evidence concerning the declines in fair value below amortized cost is evaluated in a disciplined manner. In determining whether a decline in fair value below amortized cost is other-than-temporary, the Company evaluates the length of time and the extent to which the fair value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the issuer's credit and financial strength ratings; the issuer's financial performance, including earnings trends, dividend payments, and asset quality; any specific events which may influence the operations of the issuer; general market conditions; and, the financial condition and prospects of the issuer's market and industry; and, the Company's ability and intent to hold the investment. As a result of this review, the Company has concluded that the gross unrealized losses of fixed maturities are temporary.

At December 31, 2004, the Company had investments with U.S. Treasury with a fair value of $4,894,690 exceeding 10% of stockholders' equity. At December 31, 2003, the Company had investments with U.S. Treasury with a fair value of $7,004,609 and Federal Home Loan Bank with a fair value of $1,793,207 which exceeded 10% of stockholder's equity.

The components of interest income are as follows:

	For the Years Ended December 31,	
	2004	2003
Fixed maturities	$ 315,553	$ 283,112
Short-term	22,404	108,046
	$ 337,957	$ 391,158

The Company had net realized gains (losses) of $101,576 and ($249,159) in 2004 and 2003, respectively. During 2004, proceeds from voluntary sales of fixed maturities were $4,764,856 upon which the Company had realized gains of $135,492 and realized losses of $33,916. During 2003, proceeds from voluntary sales of fixed maturities were $12,416,605 upon which the Company had realized gains of $5,286 and realized losses of $254,445. There were no impairments in 2004 and 2003.

5. Income taxes

Provisions for income taxes have been calculated in accordance with the provisions of Statement No. 109. The Components of state and federal income tax expense for the years ended December 31, 2004 and 2003 are as follows:

	For the Years Ended December 31, 2004	2003
Federal:		
Current	$ (650,994)	$(6,096,688)
Deferred	(727,111)	(297,624)
	(1,378,105)	(6,394,312)
State:		
Current	59,015	94,602
	$(1,319,090)	$(6,299,710)

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income primarily due to state income taxes. The provision for deferred federal income tax results from temporary differences in the recognition of assets and liabilities for tax and financial statement purposes.

The deferred tax asset represents the tax effects of temporary differences. Its components were as follows:

	For the Years Ended December 31, 2004	2003
Deferred tax assets:		
Investments	$ 33,540	$ -
Employee benefits plans	690,624	-
Bad debt reserves	30,865	-
Capital loss carryover	20,775	87,206
	$ 775,804	$ 87,206
Deferred tax liability:		
Investments	$ -	$ (38,513)
Net deferred tax asset	$ 775,804	$ 48,693

The deferred tax asset for the employee benefit plan represents amounts paid to the Company's parent, which will remain deferred until the parent transfers the money into the trust.

5. Income taxes (continued)

Current income tax recoverable at December 31, 2004 includes federal income taxes of $255,359 recoverable from AFC and state income taxes of $37,949 payable to New York. Income tax recoverable at December 31, 2003 includes federal income taxes of $4,420,814 recoverable from AFC. The Company received net cash of $4,816,449 and 1,231,829 for federal taxes during 2004 and 2003, respectively. The Company made net payments of $21,066 and $561,406 to various state authorities for state taxes during 2004 and 2003, respectively.

6. Net Capital Requirements

The Company operates pursuant to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $4,382,199, which was $4,132,199 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.35 to 1.00.

7. Contingencies

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill the obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In November 2003, the Company, along with approximately 450 other broker-dealer firms, was directed by the National Association of Securities Dealers, Inc. ("NASD"), to advise each of its customers who purchased Class A mutual fund shares through VeraVest from January 1, 1999 through November 3, 2003 that an NASD industry-wide survey indicated that customers did not uniformly receive eligible breakpoint discounts and that as a result, the customer may be entitled to a refund. The Company intends to comply and pay any refunds which may be due, these refunds will be treated in accordance with SEC rule 15c3-3. In connection with this, in 2003, the Company incurred a $2,086,000 expense to establish a contingent liability, $1,086,000 of which represents our estimate of the potential liability for refunds and $1,000,000 relates to the incremental costs associated with structuring an operational unit to handle the research and response to claims submitted. During 2004, $1,536,674 of expense related to the for the breakpoint discount accrual was released, due to low customer responses to have their account transactions recalculated. At December 31, 2004 and 2003, the breakpoint discount liability was $23,500 and $2,086,000, respectively and was included in accounts payable and accrued expenses on the Statements of Financial Condition.

The SEC Enforcement Division is investigating the activities of a registered representative of the Company. The Company has been cooperating with the SEC on this matter and does not know what, if any, action the SEC may take with regards to the representative, his supervisors and/or the Company.

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

Supplementary Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Stockholder's equity at December 31, 2004 per statement of financial condition	$5,642,307
Nonallowable assets:	
Federal income tax recoverable	(217,410)
Deferred income tax asset	(775,804)
Receivables greater than 90 days old	(71,186)
Net capital before haircuts	4,577,907
Haircuts on investment securities, computed, where applicable, pursuant to Rule 15c 3-1(c)	(195,708)
Undue concentration on investment securities, computed, where applicable, pursuant to Rule 15c 3-1(c)	-
Net capital	$4,382,199

Computation of Basic Net Capital Requirement

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $1,544,316)	$ 102,954
2.	Minimum net capital requirement of Company	$ 250,000
3.	Net capital requirement (greater of 1 or 2 above)	$ 250,000
4.	Excess net capital ($4,382,199 - $250,000)	$ 4,132,199
5.	Excess net capital at 1,000%	$ 4,227,767
6.	Ratio of aggregate indebtedness to net capital	0.35 to 1.00

Computation of Aggregate Indebtedness

Total liabilities per statement of financial condition	$1,567,816
Adjustments, net	(23,500)
Aggregate indebtedness	$1,544,316

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

Supplementary Schedule I (continued)
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5 as of December 31, 2004)

There are no material differences between the unaudited FOCUS Report filed by the Company and these financial statements.

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

Supplementary Schedule II
Computation for Reserve Requirements for Broker Dealers Under Rule 15c3-3

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-
Credit balances in firm accounts that are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days old	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
Other	23,500
Total Credit Balances	$23,500

Debit Balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	-
Other	-
Gross debits	-

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

Supplementary Schedule II (continued)
Computation for Reserve Requirements for Broker-Dealers under Rule 15c3-3

Less 3% charge	-
Total Debit Balances	$ -

Reserve Computation

Excess of total debits over total credits	$ -
Excess of total credits over total debits	23,500
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	-
Amount held on deposit in "Reserve Bank Account", including value of qualified securities, at end of reporting period	25,000
Amount on deposit	
New Amount in Reserve Bank Account after adding deposit	$25,000

The above calculation does not differ materially from the Company's calculation reported in Part II of the Company's unaudited FOCUS Report at December 31, 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

To the Board of Directors and Stockholder of
VeraVest Investments, Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of VeraVest Investments, Incorporated (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate

because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2005